2023 REPORT

Neighborhood Sun

Dear investors,

We are so grateful to the thousands of people who already support Neighborhood Sun. We wouldn't be where we are without you! We are a people-powered business and we rely on small investors and angel investors to fuel our growth. Last time we raised money it led to massive growth in sales and in our total megawatts under management. We know we can do the same thing this time. The community solar business is the most exciting solar vertical in the nation, but it's also a tough business with many moving parts. With the added resources of a new range and some time, we're confident we can solve these challenges and be a leader in the industry.

We need your help!

Our primary need is a cash infusion to support our growth. As a people-powered business we rely on our investors to spread the word and help as much as possible. Crowdfunding has been extremely valuable for us. Additionally, if you live in a state where we have a project, please sign up as a customer! The more our investors can support us as customers and community advocates, the better it is for us.

Sincerely,

Sincerely,

Gary Skulnik

CEO

William Bumpers

Board Chair

Meirav Azoulay

Director

Anne Sharon (Shari) Friedman

Board Seat

Kim Kolt

Board Seat

How did we do this year?

REPORT CARD

A-

☺ The Good

We had a massive growth in topline revenue from the previous year while reducing expenses at the same time.

We almost doubled the amount of megawatts we are managing even though we had a smaller team.

While we have not yet hit break-even, we were able to reduce our losses significantly, putting us on a solid path to profitability.

☹ The Bad

We continue to operate at a loss. Outside factors in the industry cause project delays, which further strains our cash flow.

Finding ways to sell at scale without using door-to-door vendors continues to be a problem for us and others in the industry.

Our customer service team sometimes gets overwhelmed with inbound tickets from project delays or utility errors.

2023 At a Glance

January 1 to December 31


$$$$

$4,889,506 +156%
Revenue



-$1,622,860
Net Loss


IOU!

$377,657 [81%]
Short Term Debt



$1,824,900
Raised in 2023



$435,223
Cash on Hand
As of 04/30/24

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$4,889,506
$1,906,242
-$1,622,860
-$2,754,645
2022
2023

Net Margin: -33% Gross Margin: 53% Return on Assets: -21% Earnings per Share: -$0.50

Revenue per Employee: $148,167 Cash to Assets: 3% Revenue to Receivables: 702

Debt Ratio: 7%

Neighborhood_Sun_Benefit_Corp._Financial_Statements-_2022_final_version-SEC.pdf

Neighborhood_Sun_Benefit_Corp._Financial_Statements-_Audited__2021_.pdf

We ❤ Our 1,712 Investors

Thank You For Believing In Us

Vivek Sachdeva
Chris Brown
Linda Fraser
Brian Belley
Derrik Oates
Christina Truax
Joseph Charles
Richard M Santay
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Annabelle Simmons``
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Coventry Capital...
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Fatima Jumah E A...
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Arvind T
Khan Akmal
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Mohamed Ahmed...

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Peter Figueroa...
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Paul D. Ellis
Scheril Murray Powel...
Cristian Damian...
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Claudette Brewer
Natalia Franco
Lindsay Crummey
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Bill Marker
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Gary Fuller
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Sarah S Pollak
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Franklin E Njubigbo
Arthur Skulnik
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Jason Pominski
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Charles Crain
Hope Braveheart
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Theron I Russell
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David Steele
Kelly Jennifer Cobos...
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Vinay S
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Michael Andrew Golt...
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Govindarajan...
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Gary C

Jennifer And Kenny...
Kenneth J Scary
Judah Greenberg
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Mario V And Rosa B...
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Maryamsadat...
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Princess Verlyndia...
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Linda Selby
Dolkar Garrett

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Rachana G
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Venkata Krishna...
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Prasad Gadiraju
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Newell Davis
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Eliot ANGUEIRA
Charlonda Thrower
Stefan Awad
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Liyaqat Sayeed	Dolkar Garrett	Stephan Rogers	Gregory Brooks	Tammy Wilson	Nikhil Marepally
Thomas Nichols	Leslie McCarty	Carmen Johnson	Lanore B Smith	Jorge Lanza	Anmol Jain
Timothy Mealey	Michael Luciani	John Arzu	Michael Selzer	Ronnie Jourdan	David Ehrenstein
Paul C	Vartan VARTANIANS	Elizabeth Orr	Stephanie Burrows	Nicolle Singer	Lindsay Crummey
Darin Crew	Sarah Zolad And...	Jane DeMouy	Kerby Scales	Ismael Arteaga	Michelle Rockwell
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Kent Don	Woo Joong Kim	W&M L	Girish Pinumalla	Hari Dahal	Ramon Ferguson-...
Melissa Love	Nico Sachse	Ashima Sharma	Anthony Cardenas	Leonard Garcia	Brian Kester
Jean E Ferrier	Marc Hester II	Christopher Paul	Richard Granado	Laurissa Heller	Catherine Varchaver
Peggy Sand	Jonathan R Foley	Christopher D Olson	Kristina Borror	Richard Moore	Joyce Ribbens...
Tiara Brawner	Warren West	Jan Kleinman	Susan Zwicker	Eric Udelhofen	Patricia B HAND
Prabu Komaravel	Tracie Stillinger	Tanya Young	Diana Posilero Olson	Vijay Mali	Christopher Quiah
Roger Russell	Eric Williams	Arpankumar Rathod	Stephen Michella	Lonny Grafman	Albert LHomme
Benjamin Kapner	David Stockwell	Shamal Deb	Janet Kay Herring	Ralph Roaden	Justin Richardson
Shahab Kaviani	Chris Jones	Pradeep Puri	Dusty Swartz	Ondrae Dickens	Scott Montgomery
John Naut	Daniel R Spedale	Andrew Corn	Odae Farunia	Alaina Mitchell	Raquel Haro
Lum Marcelline	Frederick George...	Sophal Choup	Bharathi Nanjappa	Kevin W Parker	David Andrew Combs
Mitchell S Weaver	Jukka Matti Karhu	James R MICHAUD	Manoj Kunchala	Amy Chan	Bobby Dhillon
Miesan Cruz	Najmul Jabbar	Amy S. Walker	Jean Charlot	Khris Persaud	Michael Skolnick
Margaret Staines	Uma Boddeti	Tom Bresseleers	Mark Rudella	Robert Gemmill	Hai Huynh
David Hawkes	Kim Otis	Francis Liu	Ernest Dufort	Anderson Simpliste	Mohamed Jabbar
Fouad ASUNRAMU	Andrew Whitehill	Lucas Richie	Frank Stoczko	Lipsa Sarangi	Keluntang Barrow
Marisa Olszewski	Shane Carpenter	Ron Sharp	Jesse Mullins	Frantz Jones	Mariya Strauss
Prabu Devanesan	Wellars Muhoza	Donna De Matte	Rajinder Gauri	Alec Griffiths	William Johnson, IV
Leonard Chijioke...	Dave Drapac	Guenadi Jilevski	Curtis Brown	Charlotte Galley	Eumanual Dailey
Meredith Pavlick	Ban Yoon	Craig Ephraim	Al Roche	Adrian Reif	Efrain Alejandro Yepes
Eliot Guadalupe	Dr Sipka Sandor	Joanie Cohen-Mitchell	Carey Macon III	Chandru...	Moira Tofanelli
W Kim Colich	Jeff Plotkin	Joachim Knill	Linda Black	Edward Neblock	James Jung
Jonathan Latko	Michael Edwards	Nancy St. Yves	Sara Pomare	Mark Schoning	Barry Bistreich
Matt Burk	Paul Castro	Ramesh K Tentu	Kyle Miller	Joseph Tokarowski	Clarence Disharoon
Chad Portner	Ann Rosenthal	Jonathan Charry	Benjamin R Glass-...	Chao Huang	Anil Lakamsani
Steven Preston	Steven Hellerman	Joel Garcia	Julio Jose Mora	Betsy Dewey	Christopher Lizardo
Lisa Spain	James Alexander...	Darlington Etumni	Steven Gray	Jake Satko	Samuel Godfrey
Clifford J Sells	Dave Sillman	Joseph Field Flanagan	Michael Teske	Sean Harrington	Quynh Doan
Lorraine Cicero	Peter Descar	Keith Pearson	Tuyet Tran	Kenneth Pierre	Douglas Harvey
Dee Williams	Howard Kohn	Sheila Shover	Edwin COOPER	Joseph Yawe	Ricky Bell
Angela D OWENS	Pritam Kumar	Sean Orr	Dawn Mullinax	Keith Anderson	John Arnold
Katrina Zhang	David E. Siskind	Jose Cuadrado	Matthew Lupes	Jerry Robert Cziok	Daniel M Hellersteion
Margaret Wilder	Elizabeth Terry	Jason Andrew	Doris Ross	Nnamdi Ifediora	Debra Laurencio
Janis B Alcorn	Andrea Lightman	Claudia Leight	Brian Strumfels	Kelly Vielmo	Michael Keen
Shirley Blakely	Amy Kelley	Albert Baumann	Esteban De...	Qutbuddin Ghulamali	Ajjampur Shankar
Jay Carlis	Jacob Carleey	Jared Spears	Thomas Merkle	Marian Westley	Emily Lawson
Virginia C. Smith	Bruce Evans	Jefferson A	Nancy Falk	Donna Graham	Adam Capage
Ahmad Hallak	Alan L. Katz	Marty D. Monroe	Chris Chisler	James Leavenworth	Eufred Houndegla
Charles Behrens	Avery Allen	Nicholas O	Robert S Boudreau	Margaret Nirmala...	Elizabeth Sweeny
Felipe Tocornal	Jorge Lorenzo Vila	Hasan Abuelreich	Andrew Neely	Joyce A. Wineland	Diane Bark
Promodh Malhotra	David Burtnick	David Foster	Caroline Kagwi	Trent Miesner	Antonio San Martin
Jason Havens	Tracy Ingold	Russell Stanley...	David P. Kennedy	Kimberly Emerson	Chaskel FRANKL
Faustina Iroha	Timothy Carr	Joseph Housey III	Ernest Sullivan	John QUICK	Larry Spillers
James M Parsons	Dee Pittman	Shelby Thuruthumalil	Viola R Goodwin	Yannick Tison	Emiliano Duch...
Kenneth Iha	IRA Josephs	Steven Moser	Jennifer Shapiro	Karen McCarthyChow	Benjamin Brannen
Peter H Augenblick	Amy Blair Augenblick	Stephen Somers	Barbara Augenblick	Donald Rider	David M. Diamond
David Augenblick	Janet Mullany	Richard Reis	Carrie Hall	Mark Somers	Linda Wolpert
James Biondi	Robert J WEIBLEN	David Nauen	Kevin Bates	Mitchell Kunkler	Zac Hammond
Timothy Stumpff	Debra Cheng	Aaron Bendix-Balgley	Andrew Paal	Ray L IRA	Joseph Houck
Nathaniel Mc Queen...	Léa Bouhelier-...	Laury Bobbish	Elizabeth Bunn	Jay And Dorothy...	Chichio Hand
Larry Wasserman	Claire Harrington	William Hoffman	Blake Shetler	Martha Wiedemann	Daven Mehta
Jason Manske	Gentry Lynn Fugate	Maria Novitskaya	Radha...	Samuel Robfogel	Tappan Hornor
Dennis Bigley	John Townsend	Terry Baker	Bessie Pearl Henry	Gaybra Raymond	Mark Powell
Matthew McGrath	Ron Good	Andrea Tanca	Marc Alexandre...	Jason Chen	Jim Shettel
Lola B Pierson	Michael Kawahara	Peggy A Meyer	Srini Kottakota	Roy Danz	Jordan Case
Sooyong Kim	Michael St Onge	Shawn Roman	Benjamin Englert	Bruce Cohen	Elizabeth Twieg
Donna Berry	Audrey Morris	Bill Geenen	Dave Diller	Erik Ramseth	Elizabeth Hilder
Keith MATTHEWS	Igor Tsukerman	Suzanne Grefsheim	Brian Israel	Craig Brooks	David Saunders
Larry Zarker	Silvina Paez	Charles Cooper	Victoria T Barthelmes	Margo Dickison	Diane Kestner
Chaile STEINBERG	Robert Faiai	Jeffrey Neiman			

Thank You!

From the Neighborhood Sun Team



Gary Skulnik

CEO

Gary has been a clean energy leader in Maryland for 20 years, either as an advocate or an entrepreneur. His previous venture, another B Corp that provided 100% green energy...



John Wilson

Chief Technology Officer

John brings 25 years experience in IT management. He was VP of Operations at Bullfrog Power and was responsible for all...



Cara Humphrey

CRO

Cara oversees Community Partnership Program and other campaigns. She was with Astrum in 2010 and served as...





Emily Tokarowski

VP of Marketing

Emily has been with Neighborhood Sun for almost five years, advancing in various roles to become VP of...

Details

The Board of Directors

Director	Occupation	Joined
Kim Kolt	Founder @ For Good Ventures	2021
Wilson Chang	Investor @ Hudson Sustainable Investments	2021
William Bumpers	Investor @ Self	2017
Gary Skulnik	Clean energy executive @ Neighborhood Sun	2016
Ian Sneed	Director of Operations @ Galt Power	2020
Shari Friedman	Managing Director @ Eurasia Group	2023
Meirav Azoulay	Specialty Finance Executive @ Hudson Sustainable Group	2024

Officers

Officer	Title	Joined
Gary Skulnik	Vice President President Secretary CEO Treasurer	2016

Voting Power

No one has over 20% voting power.

Past Equity Fundraises

Date	Amount	Security	Exemption
11/2017	$325,000	Common Stock	Regulation D, Rule 506(b)
07/2018	$95,000	Safe	Section 4(a)(2)

12/2018	$230,000	Common Stock	Regulation D, Rule 506(b)
04/2019	$50,000		Other
12/2019	$50,000		Other
01/2020	$53,000		Section 4(a)(2)
06/2020	$600,000	Preferred Stock	Regulation D, Rule 506(b)
06/2020	$149,900		Section 4(a)(2)
09/2021	$998,191		4(a)(6)
11/2021	$117,049		Section 4(a)(2)
11/2021	$117,049		Section 4(a)(2)
02/2022	$1,895,000		Regulation D, Rule 506(b)
09/2022	$65,000		Section 4(a)(2)
09/2022	$878,723		4(a)(6)
05/2023	$1,499,900	Preferred Stock	Regulation D, Rule 506(b)
07/2023	$30,000		Section 4(a)(2)
09/2023	$25,000		Section 4(a)(2)
11/2023	$240,000		Other
12/2023	$30,000		506(c)
03/2024	$177,000		Section 4(a)(2)
03/2024	$125,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
11/03/2021	$117,049	4.0%	21.43%	$27,500,000	11/03/2022
02/15/2022	$1,895,000	4.0%	21.43%	$27,500,000	10/22/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Intuit	04/11/2019	$50,000	$0	12.0%	01/11/2020	Yes
Gary Skulnik	12/11/2019	$50,000	$0	1.2%	12/31/2020	Yes
Intuit	01/27/2020	$53,000	$0	9.99%	01/27/2021	Yes
US SBA	06/17/2020	$149,900	$159,410	3.75%	06/07/2050	Yes
Exvor Capital II LLC	11/03/2021	$117,049	$0	4.0%	11/03/2022	
Intuit	09/15/2022	$65,000	$0	8.39%	09/15/2023	Yes
Intuit	07/26/2023	$30,000	$0	10.93%	02/06/2024	
Fundbox	09/06/2023	$25,000	$0	4.76%	11/22/2023	
Amalgamated Bank	11/03/2023	$240,000	$240,000	9.5%	11/04/2024	Yes
Galt Power	03/01/2024	$177,000	$179,655	18.0%	04/01/2025	Yes
Intuit	03/01/2024	$125,000	$120,608	18.0%	03/02/2026	Yes

Related Party Transactions

None

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Aa Preferred Stock	1,199,790	1,192,012	Yes
Common Stock	3,490,666	2,037,381	Yes

Warrants:	103
Options:	138

Form C Risks:

Changes in employment laws or regulation could harm our performance. Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In a dissolution event or bankruptcy of the Company, Purchasers may not be treated as priority debt holders and therefore are unlikely to recover any assets in the event of a bankruptcy or dissolution event.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all the risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company is very dependent on its founder and key personnel. If anything catastrophic were to happen to the Company's founder, or key personnel, the future of the Company may be compromised. Also, the Company's future success may depend of the Company's ability to attract and retain key personnel and third-party contractual relationships. If the Company is unable to attract key personnel and third-party contractors this could adversely affect our business, financial condition, and operating results.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated.

Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Purchasers will not become equity holders until the Company decides to convert the Securities or until other events occur as defined in the Convertible Note. Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion or as otherwise may occur per the Convertible Note. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue as earnings from our subscriptions and from ongoing customer management fees. The Company may generate but retain some or all of the earnings for growth and development of its business and accordingly not make distributions to the shareholders. If the Company does not generate revenue its business, financial condition, and operating results will be materially adversely affected

We rely heavily on our customers and could lose some of our customers, which could be detrimental to our Company. We will also have to continue to attract new customers to assure growth.
Our future funding requirements will depend on many factors, including but not limited to the following: * The cost of expanding our operations; * The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter; * The rate of progress and cost of development activities; * The need to respond to technological changes and increased competition; * The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; * The cost and delays in product development and manufacturing; * Sales and marketing efforts to bring our products to

development and manufacturing; * Sales and marketing efforts to bring our products to market; * Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and, * Lack of demand for and market acceptance of our products and technologies.

Other constituencies. Neighborhood Sun is a Maryland Benefit Corp. as such increasing shareholder value is only one aim. The purpose of a benefit corporation is to create a general public benefit. A general public benefit is defined as “a material, positive impact on society and the environment, as measured by a third-party standard, through activities that promote a combination of specific public benefits.” A third party-standard is the standard for defining, reporting, and assessing best practices in the corporate social and environmental performance.
When carrying out their duties our board of directors may consider pertinent factors or the interests of other groups the directors deem appropriate to consider. Moreover, our directors shall consider five factors in determining what the director reasonably believes to be in the best interests of the benefit corporation. They are: *The stockholders of the benefit corporation; *The employees and workforce of the benefit corporation and the subsidiaries and suppliers of the benefit corporation; *The interests of customers as beneficiaries of the general or specific public benefit purposes of the benefit corporation; *Community and societal considerations, including those of any community in which offices or facilities of the benefit corporation or the subsidiaries or suppliers of the benefit corporation are located; and *The local and global environment.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market driven stock prices, the valuation of private companies, especially newer companies, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

The Company has the right to extend the Offering deadline. The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no present market for the Securities, and we have arbitrarily set the price. The

offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Equity securities acquired upon conversion may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at this time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing or favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

Purchasers may not have voting rights, even upon conversion of the Securities; upon the conversion of the Convertible Note as defined in the Convertible Note holders of the converted securities may be required to enter into a proxy to ensure any statutory voting rights are voted by the Lead Investor. Purchasers may not have the right to vote upon matters of the Company even if and when their Securities are converted.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our

operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on our financial condition.

New entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect this to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change. Technical developments, client requirements, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The Company has made certain assumptions about the solar marketplace in order to create financial projections for the business. Our industry is highly competitive. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors and changes buying habits of our potential client base. In order to mitigate the risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The Company diligently researches publicly available information and initiatives of competitors, changes in the marketplace and changes in user preferences. We pride ourselves on being innovative and ahead of the curve whenever possible.

As we expand, we will encounter states with different regulatory environments. Some states are utility monopolies and others are deregulated. Different regulatory environments could increase our compliance costs and hinder our growth goals. Certain states may also introduce legislation hostile to the solar industry.

Maintaining, extending and expanding our reputation and brand image are essential to our business success. We seek to maintain, extend, and expand our brand image through marketing, including advertising and consumer promotions, and product innovation and third-party partnerships. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about our partners could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brand and reputation.

Although experienced entrepreneurs lead the Company, the industry has not matured. There is also limited proof of the business model. There is no certainty of the number or persistence of consumers interested in engaging with the Company.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed.

The Company is an early stage company incorporated as a Benefit Corporation on 11/3/2016. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in the light of risks, expenses, and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include substantial dependence on acceptance into highly competitive marketplace surrounded by better funded more established companies. Our need to conduct product development and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract integrate and maintain qualified personnel, and rely upon acceptance and growth in our targeted markets.
In addition to being subject to all the risks associated with the creation of new businesses, the Company will be subject to factors affecting business generally such as general economic conditions, increasing government regulatory activity, and competition. The

Company believes that the estimates prepared by them for capital needs for their operations are reasonable, but until operations have continued for a period of time it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the formation of a new business.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the

Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 79% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $27,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those

our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Neighborhood Sun Benefit Corp

Maryland Public Benefit Corporation
Organized November 2016
33 employees
8455 Colesville Rd., Suite 1025,
Silver Spring MD 20910 http://neighborhoodsun.solar

Business Description

Refer to the Neighborhood Sun profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Neighborhood Sun has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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